SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

AMENDMENT NO. 3

TO

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

Hemagen Diagnostics, Inc.
Reagents Applications, Inc.
(Name of Subject Company (Issuer))

Hemagen Diagnostics, Inc.
Reagents Applications, Inc.
(Name of Filing Person (Offeror))

8% Senior Subordinated Secured Convertible Notes Due 2005	None
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

_________________

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,090,000	$771.60**

*	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $6,090,000 in principal amount of the 8% Senior Subordinated Secured Convertible Notes due 2005 (the “Outstanding Notes”) that are subject to the Exchange Offer.

**	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party: Form or Registration No.: Date Filed:	Not applicable. Not applicable. Not applicable. Not applicable.
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]       Third-party tender offer subject to Rule 14d-1.

[X]     Issuer tender offer subject to Rule 13e-4.

[  ]        Going-private transaction subject to Rule 13e-3.

[  ]        Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      [  ]

        This Tender Offer Statement on Schedule TO (this “Statement”) is being filed by Hemagen Diagnostics, Inc., a Delaware corporation and its wholly owned subsidiary, and Reagents Applications, Inc., a Delaware Corporation (collectively referred to herein as “Hemagen”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue Common Stock and 6% Senior Subordinated Secured Convertible Notes (collectively, the “Exchange Securities”) for $6,090,000 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2005 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated September 2, 2004 (the “Offering Memorandum”), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Exchange Offer”).

        This Amendment No. 1 to Schedule TO amends only the item set forth below.

Item 12.    Exhibits

Exhibit Number Description
**	(a)(1)	Offering Memorandum, dated September 1, 2004
**	(a)(2)	Form of Letter of Transmittal
**	(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
**	(a)(4)	Form of Letter to Clients
**	(a)(5)	Hemagen Diagnostics, Inc. Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission and incorporated herein by reference.
**	(a)(6)	Hemagen Diagnostics, Inc. Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.
**	(a)(7)	Press Release, dated September 1, 2004
**	(a)(8)	Supplement No. 1 to Offering Memorandum
(a)(9)	Press Release, dated September 28, 2004
*	(d)(1)	Form of 6% Senior Subordinated Secured Convertible Notes due 2009
*	(d)(2)	Amended Security Agreement

*	To be filed by amendment

**	Previously filed or incorporated by reference as indicated

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEMAGEN DIAGNOSTICS, INC.

BY: /s/ William P. Hales
      ——————————————
      William P. Hales
      President and Chief Executive Officer

REAGENTS APPLICATIONS, INC.

BY: /s/ William P. Hales
      ——————————————
      William P. Hales
Chief Executive Officer

Dated: September 29, 2004